UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: April 30, 2009
(Date of earliest event reported)

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On April 30, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Provides Butte Highlands Gold Project Overview, Files Underground Exploration Plan with Montana DEQ, Acquires Additional Property." A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy
Randal Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Date: May 4, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Timberline Resources Corporation dated April 30, 2009.

Exhibit 99.1

PRESS RELEASE



Timberline Provides Butte Highlands Gold Project Overview, Files Underground Exploration Plan with Montana DEQ, Acquires Additional Property

April 30, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** today provides a Butte Highlands Gold Project overview and announces the filing of the Underground Exploration Plan and the acquisition of additional property at its Butte Highlands Gold Project in southwestern Montana.

Timberline has rapidly advanced its Butte Highlands Gold Project toward development and production since first purchasing the property in 2007. Project highlights include:

<u>2007</u> - May - Entered agreement to acquire Butte Highlands Property.
        July - Completed acquisition of the Butte Highlands Property.
        August - Staked additional claims at the project.
        October - Initiated Phase 1 drill program.

<u>2008</u> - May - Initiated preliminary scoping study.
        August - Resumed Phase 1 drill program.
        September - Released highlights of preliminary economic analysis and development timeline.
        October - Discovered new high-grade gold zone at Butte Highlands Gold Project.
        October - Announced plans to form 50/50 joint-venture with Small Mine Development.
        November - Initiated Underground Exploration Plan for permitting process.

<u>2009</u> - January - Drilled water monitoring well, announced positive results of a hydrogeologic study.
        April - Filed Underground Exploration Plan with Montana DEQ.
        April - Acquired additional property for project.

Timberline recently filed its Underground Exploration Plan with Montana's Department of Environmental Quality (DEQ). The work plan at Butte Highlands is primarily aimed at advancing the deposit toward near-term development and production. The review and approval process is expected to take approximately 60 days after which the Company expects to begin the development ramp and drilling. The plan includes:

- Driving a 6,700-foot decline, providing access for 10 to 15 underground drill stations and doubling as a production ramp.

- 60,000 feet of underground drilling to further define and potentially expand known mineralized zones and to provide material for metallurgical testing.

- Additional surface drilling to test the deposit's western extension discovered last fall in Hole #08-03. (See Timberline's press release dated October 21, 2008 for more information.)

- A 10,000-ton bulk sample to provide material for pre-production ore characterization.

- Additional water monitoring drill holes for further definition of the hydrological character, verifying continuity with last year's single test hole.

In support of the project, Timberline has recently acquired approximately 150 acres of private land adjacent to and just south of its main Butte Highlands property. The strategic parcel is expected to reduce development and mining costs by providing improved portal access and more optimal facilities locations and staging areas.

Timberline V-P of Exploration Paul Dircksen stated, "While this stage of the development process is fairly quiet from a public announcement perspective, it is typically when exploration companies are most active. The combination of Timberline geologists, contributions from our drilling staff, permitting and oversight of Klepfer Mining Services, and the engineering and design input from the team at Small Mine Development have allowed the plan to come together according to the time frame we originally outlined. In addition to the Underground Exploration Plan, we have been advancing geologic modeling, geologic targeting for resource expansion, mine modeling, engineering design, property consolidation, and permitting. We are looking forward to an acceleration of activities this summer."

Butte Highlands is located 15 miles south of Butte, Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals in the 1980s and 1990s, and contains historic mineralization outlined by Orvana (not compliant with NI 43-101 or SEC Guide 7) exceeding 500,000 ounces of gold at a grade of nearly 0.30 ounces of gold per ton (oz/t). Past drilling highlights include gold intercepts of 50 feet of 0.65 oz/t, 31 feet of 1.06 oz/t, and 11.50 feet of 1.99 oz/t.

This press release has been reviewed and approved by Paul Dircksen, a Qualified Person as defined by NI 43-101.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company is forming a 50/50 joint-venture with Small Mine Development, LLC at its Butte Highlands Gold Project, which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859